Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.: 001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of J.P. Morgan Chase and Bank One filed with the Securities and Exchange Commission (SEC) and available at the SEC’s Internet site (http://www.sec.gov).

     J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the SEC containing the definitive joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

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[The following was made available on JPMorgan Chase’s internal website.]

Harrison, Dimon communications

A Texas state of mind

The energized atomosphere had audiences networking over coffee and juice, while tunes including We Will Rock You, The Urge to Merge, New York, New York, Chicago... My Kind of Town, and God Bless Texas played in the background.

Excerpts from the various town hall meetings follow.

Dallas/ Fort Worth, April 7-8: Dimon’s comments

How the merger measures up
There are three really important things in deals:

1)	Price: good for both parties in this case.

2)	Business logic: impeccable in this case.

3)	Ability to execute the deal. I have never seen one go this smoothly. Our management teams know how to do this.

The opportunity is astronomical. The whole company is better off because we have a more diversified earnings stream, lower cost of capital.

Bill Harrison and Jamie Dimon spoke at several employee town halls in Texas last week, attracting enthusiastic crowds from JPMorgan Chase and Bank One in the Dallas/Fort Worth area and Houston on April 7 and 8.

Did you know?
- More than 12,500 JPMorgan Chase employees and more than 7,000 Bank One employees are currently located in Texas.

- Texas is currently the only region outside of New York where the firm has five lines of business present (other areas will gain this status, post-merger).

Amid client calls and meeting with employees, the two also participated in the Dallas Corporate Challenge race, joining several thousand runners from client and/or prospect companies.

“It’s just extraordinary to see the excitement here. It reflects the general excitement of this whole deal,” Harrison told employees from both JPMorgan Chase and Bank One who gathered at The Rice in Houston.

“We want to build a place that drives people’s morale based on performance, fairness, objectivity and winning in the marketplace.”

Carol Nichols,Texas regional manager, Small Business Financial Services and Jamie Dimon

“Openness, deep knowledge, meritocracy and teamwork are the principles at the heart of diversity”.

Some highlights, on a variety of subjects:

Every business should have metrics. They should be determined by management and customers on what really matters, and they should always be improved.

I’m in the mode of continual improvement. I don’t think you come up with it and never talk about it again. Come up with it and you keep on working on it.

Forget the short-term target. Just show a line in your chart called “best in class” and let’s go for that.

We cannot win in the businesses we’re in, and I mean all of them, if we don’t have the best systems and ops on the planet. We’ve already picked 90-95% of our systems platforms, and we will do whatever it takes to build the best systems operations.

Houston, April 8: Harrison’s comments

“I’ve had any number of major CEOs call me up and say, “We’ve got to figure out a way to do more business with you.”

The journey of consolidation
 This is a deal with great strategic ramifications, something I feel the most satisfied about, because it goes back to the journey of consolidation.

If you look at both heritage organizations, there are many banks that have gone through the merger process, all from the point of view of creating a greater strategic platform to win. It’s about being complete in a marketplace in terms of your client, geography, position and your product positions.

An open mind moves things forward
 As a merger matter, the ability to say, “the way I did it may not have been the best way,” is very powerful. If you’re open, you’ll find that there are a lot of things that you can lean from “the other side,” whoever they are. Sometimes it’s basic, simple stuff being done, and the difference is very subtle... but powerful.

Do we need a new mission statement and principles?
 The answer is yes. They are important guideposts.

There is a lot of commonality between both firms in terms of what they believe in and the operating principles they work behind.

The Executive Committee is looking at how we harmonize mission statements, values, behaviors and business principles for the new firm.

David Mendez, head of JPMorgan Chase’s
Houston region, and Bill Harrison

“Our thinking and how we work with each other is similar, which should lead to the continuation of a wonderful story emerging here.”

Disclaimer

J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017. Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on February 20, 2004.